SMARTPROS 2004 ANNUAL REPORT

SmartPros

KNOWLEDGE FOR PROFESSIONALS



THE LEADER IN CONTINUING PROFESSIONAL EDUCATION SINCE 1981

ar.1 2004



Since 1981, SmartPros Ltd. has proven itself an industry leader and innovator in the field of accredited professional education. Our current products and services are primarily focused in the accredited professional areas of corporate accounting, financial management, public accounting, governmental and not-for-profit accounting, ethics and compliance, and engineering. SmartPros' customers include over half of the Fortune 500, as well as the major firms and associations in each of these professional markets. SmartPros provides education, content publishing and development services in a variety of media including Web, CD-ROM and video. Our subscription libraries feature hundreds of course titles and 1,000+ hours of accredited education. SmartPros' proprietary Professional Education Center (PEC) Learning Management System (LMS) offers enterprise distribution and administration of education content and information. In addition, SmartPros produces a popular news and information portal for accounting and finance professionals that services 300,000+ visitors and 100,000+ subscribers per month.

ACCOUNTING & FINANCE PROFESSIONAL EDUCATION | ENGINEERING PROFESSIONAL EDUCATION | ETHICS & COMPLIANCE CONSULTING & TRAINING | MARKETING SERVICES | VIDEO PRODUCTION & MEDIA DUPLICATION | INTERACTIVE MEDIA & CUSTOM EDUCATION DESIGN

In October 2004, SmartPros Ltd. (AMEX:PED) completed its Initial Public Offering and began trading on the American Stock Exchange. Our objective is to become the leading provider of continuing professional education and corporate training solutions in the United States. Now capitalized, SmartPros is focused on growth. SmartPros will accelerate its organic growth through expansion within its current markets. SmartPros also looks to implement and execute its proven model in additional vertical markets that require mandatory continuing education. SmartPros is also pursuing strategic acquisitions of complementary companies, content and technologies.

Dear Shareholders:



IN PREPARING THIS LETTER, I spent considerable time reflecting on the history of SmartPros in hopes of gleaning some inspirational thoughts and perspectives on why our Company has successfully endured for nearly a quarter of a century. After pondering awhile, I came to a simple conclusion: hard work, inventive thinking and common sense.

These traits represent our finest assets. SmartPros is driven by talented and capable executives, managers and directors; dedicated and results-driven employees; a prized pool of industry partners and customers; investors who have supported our Company for decades; and a new stable of shareholders, who through ownership demonstrate their confidence in the vision and future of SmartPros.

"...hard work, inventive thinking and common sense."

To all, I'd like to extend my personal thanks for your individual contributions to SmartPros' success. Together we have established a solid and profitable platform on which to build a company of lasting value for many more decades to come.

2004

One of the key milestones achieved in 2004 is arguably the most significant in SmartPros' 24-year history – becoming a public company. Despite the difficulties associated with going public in the post-2001 environment defined by failed offerings or poor performance, SmartPros successfully completed its common stock offering, raising net proceeds of $6 million.

Our commitment to building long-term shareholder value is not an idle promise. Although we invested considerable resources and valuable time in completing our public offering, we never once took our eye off the ball: 2004 truly was a defining year for SmartPros – it was the year that SmartPros achieved its best financial results in its history.

SmartPros generated record revenues of $10.2 million, and record earnings in terms of EBITDA (Earnings Before Income, Taxes, Depreciation and Amortization) of $1.4 million and net income of $711,000. We improved our bottom line by approximately $1 million over the previous year. This is a direct and clear reflection of the hard work, inventive thinking and common sense of the entire SmartPros team. We continue to develop our sales and marketing efforts, while at the same time adhering to an expense discipline embraced by each of our operating divisions.

2005

Although we are immensely proud of our 2004 accomplishments, we refuse to rest on our laurels. We must now concentrate on beating our record 2004 performance. To this end, we are executing on a set of strategic priorities:

1. Acquisition of content, technologies and companies, particularly those that will strengthen our presence in the markets we serve and in those we are targeting. We will pursue only those opportunities that can demonstrate accretion within a reasonable period of time.

2. Organic growth of our current business lines, with emphasis on opportunities we identify in ethics and compliance training and engineering, and the perpetual migration of customers to our online product base which is more efficient to deliver.

3. Continued expansion of existing alliances and new strategic ventures with industry associations, professional organizations and state societies, whose memberships represent significant opportunity for SmartPros.

In closing, every SmartPros employee remains committed to our Company's principles and outlook. They are truly focused on increasing shareholder value. Our stated goal is to remain worthy of the confidence you have so generously instilled in us

Sincerely,



ALLEN S. GREENE

Vice Chairman and Chief Executive Officer

"SmartPros' customers include 50% of the Fortune 500, as well as the major firms and associations in each of its professional markets."

SmartPros is an innovative provider of continuing professional education (CPE) for accounting and finance professionals. We develop our programs in alliance with leading associations, content providers and authors. Our subscription libraries feature more than 400 accredited course titles delivered via the Internet, video and CD-ROM. We tailor our programs for individuals, corporations, firms and associations. Below are just a few of the programs we offer:

SMARTPROS ACCOUNTING & FINANCE PROFESSIONAL EDUCATION



SmartPros® Professional Education Center (PEC)™

The SmartPros Professional Education Center is a turn-key Learning Management System (LMS) designed to manage educational subscriptions, student accounts, eCommerce, and reporting needs for corporations and associations. The PEC features 400+ accredited course titles. The PEC is co-branded with client logos and color schemes, and delivered using an Application Service Provider (ASP) hosted infrastructure that requires no client technology resources. In addition, the PEC integrates with today's most popular corporate Learning Management Systems.

Financial Management Network (FMN)™

FMN is the leading "update" subscription program for financial and accounting professionals, and is used by more than half of the Fortune 500. It is available in offline video group study and online self study formats. FMN produces 48 new courses each year (96 online and self-study credits, four courses per month) focused on the hottest financial topics. FMN also publishes an online archive of 75+ courses. Online courses feature streaming video, easy-to-follow course outlines, interactive quizzes and the ability to track credits and print completion certificates.

SmartPros Advantage (SPA)™

SPA is our annual CPE subscription program featuring hundreds of "skills-based" courses offering a blend of self study via multimedia and interactive text. Courses include downloadable course materials, interactive quizzes, and the ability to track credits and print completion certificates. Topic areas include: Accounting & Auditing, Tax, Financial Planning, Management, Ethics, Technology and Personal Development.

AICPA Practice Report (APR)™

APR is our subscription program created through an alliance with the American Institute of Certified Public Accountants (AICPA) for accountants in public practice. Each month we add six new programs (12 online and self-study CPE credits) covering current topics in public accounting. APR also publishes an online archive of 60+ courses. Online courses feature streaming video, easy-to-follow course outlines, interactive quizzes and the ability to track credits and print completion certificates.

The CPA Report Government/Not-for-Profit (CPAR)™

CPAR, available in both video and online formats, is our annual CPE subscription program designed specifically for professionals in governmental and not-for-profit accounting. Each quarter we add four new programs (eight online CPE credits) covering the hottest topics in the field. CPAR also publishes an online archive of courses. Online courses feature streaming video, easy-to-follow course outlines, interactive quizzes, credit tracking and the ability to print completion certificates.

SmartPros® Engineering™
Professional Education & Training for Engineers

SmartPros Engineering aims to revolutionize lifelong learning for engineering professionals. SmartPros Engineering has alliances with professional and technical societies and nationally recognized organizations to develop online courses that fulfill CPE requirements. Engineering products include:.

Working Values®
Integrity-Based Compliance & Governance Solutions

Working Values, Ltd., a SmartPros company, has helped leading organizations align workplace behavior with standards to meet ethics and compliance requirements, such as those demanded by the Sarbanes-Oxley legislation. Our Integrity Alignment Process aligns employee and manager actions with the organization's values and standards using integrated approaches to communication, learning and process realignment. The Process includes assessments, strategic planning as well as award-winning training and communication programs.



ENGINEERING
PROFESSIONAL EDUCATION
ETHICS & COMPLIANCE
CONSULTING, TRAINING & EDUCATION
SmartPros
WorkingValues

General Engineering: Business Management

More that a dozen courses, including: Recruiting Stars, Increasing Production and Profits, Managing Relationships and Protecting Your License.

Civil Engineering Courses

Courses include: Roadside Design, Wetlands, Stormwater, Windloads, and Slope Stability. Each of the first four courses has multiple modules available individually for purchase.

Interactive PE Exam Prep for Civil Engineers

SmartPros' PE exam review is a state-of-the-art interactive multimedia tool that simulates the actual PE exam using demonstration problems that are comparable to the real test. The course is available online and on CD-ROM. The review course is jointly produced with the American Society of Civil Engineers (ASCE) and is the most popular electronic course on the market for the PE exam with 50+ hours of interactive review.

Project Management for Engineers

The first completely online interactive project management course developed exclusively for engineers by engineers. Voice and interactive graphics let you learn at your own pace. Eleven critical sections with over 60 individual learning modules. This program provides over 35 hours of PDU/PDH credit.

Integrity Alignment Toolkit (IAT)™

This Web-based program integrates Working Values' methodologies into a variety of communication and learning resources that support an organization's efforts to align behavior with standards. The Toolkit is a compliance center that includes code of business conduct certification and training through a learning management system that provides employees, managers, senior leaders and board members with the tools each group needs to understand the compliance requirements of the organization and what is required of them to help move the company towards those goals.

SmartPros® Marketing Services™
Accounting & Finance Marketing Solutions

SmartPros Marketing Services Group is a full-service agency focused on programs that reach accounting and finance professionals. This group is responsible for content management, advertising and lead-generation programs offered through the company's popular news and information portal at accounting.smartpros.com. In addition, we produce private-branded content solutions for our clients in the areas of industry-specific news headlines and newsletters.

SmartStudios™
Video & Film Production & Duplication Services

SmartStudios is a full-service video/film production and duplication company with an impressive list of Fortune 500 clients. We offer award-winning, broadcast-quality film and video production, new media production, and duplication services on a national scope. SmartStudios documentaries and commercials have appeared on network TV; although our primary concentration is corporate education programs.

SmartPros® Interactive™
Interactive Media & Web Design

SmartPros Interactive is a full-service interactive media agency. Our design methodology supports our clients' strategic business initiatives and productivity goals with cost-effective and engaging design. Our major concentration is as an Application Service Provider (ASP) converting education programs to the Web.


VIDEO PRODUCTION
& MEDIA DUPLICATION
INTERACTIVE MEDIA
& CUSTOM EDUCATION DESIGN
SmartStudios
SmartPros Interactive

SmartPros' marketing programs currently reach 300,000+ accounting and finance professionals with 1.5 million targeted advertising impressions each month. In addition, SmartPros has a built-in subscriber base of 160,000 professionals. All of our programs are available online and in print:

- Advertising
- Lead Generation
- Contests / Surveys
- Email Promotions - Direct Mail
- Media Relations & Tradeshows
- Collateral Development
- Newsletter Programs

Services include:

- Pre-Production & Casting
- Film & Video Production
- Post Production
- Duplication & Distribution
- Webcasting
- Sound Stage Rental
- Full-Frame Digital Conversion
- VHS & Audio Cassette Duplication
- CD / CD-ROM / DVD Duplication
- Transfer Services
- Packaging & Fulfillment

Services include:

- Web Site Design & Development
- Intranet & Extranet Solutions
- Rich Media Design
- Streaming Media Conversion
- CD-ROM Development
- eBusiness Consulting
- Custom eLearning Development

Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes to the consolidated financial statements included elsewhere in this annual report. Certain statements in this discussion and elsewhere in this report constitute forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. Because this discussion involves risk and uncertainties, our actual results may differ materially from those anticipated in these forward-looking statements.

OVERVIEW

We provide learning solutions for accounting/finance and engineering professionals, as well as ethics and compliance training for the general corporate community. We offer "off-the-shelf" courses and custom designed programs with delivery methods suited to the specific needs of our clients. Our customers include approximately half of the Fortune 500 and a large number of midsize and small companies.

Initially, our accounting/finance programs were delivered on videotape. In 1998, we recognized that, to remain competitive, we would have to make our products available in digital format for distribution over the Internet and corporate intranets. Towards that end, we hired information technology professionals to build a new media department that, among other things, would convert our programs to digital format for online delivery and who would oversee the development of a learning content management system. To take advantage of financing opportunities that were then available to technology companies, we were advised to pursue an acquisition strategy that focused on building revenues and diversifying into new markets. Based on assurances we received from a specific financing source, we identified several viable acquisition targets, including Virtual Education Corporation, or VEC, a provider of license preparation and continuing professional development programs for engineers. However, the dynamics of the capital markets changed and our financing source was unable to raise any funds. At that point, we had already consummated our acquisition of VEC.

The acquisition of VEC put a tremendous strain on our internal capital resources. Although our accounting division continued to grow and generate operating profits, overall we began losing money. In the four-year period beginning in 2000 and ending in 2003, we generated over $10 million of losses. In 2001, we hired a new chief executive officer, Allen S. Greene, who had previously been the chief operating officer of a publicly traded specialty finance company. Since becoming our CEO, Mr. Greene has successfully refocused on our core competencies, cut overhead, substantially reduced debt and raised additional equity capital. By the end of 2003, we had narrowed our annual losses to $315,000 and were EBITDA positive for the second consecutive year. Finally, in 2004 we recorded our first net profit since 1999.

Since 2001, we have successfully completed two key acquisitions. First, in May 2001, we acquired substantially all of the assets of Pro2Net. In so doing, we acquired a library of "how to" programs, a functional learning content management system that we could market with our programs, customer lists, trade names and computer hardware. As a result, we were able to terminate a contract with a third party to develop a learning content management system, saving us approximately $2 million in development costs. Our ability to provide the value-added services represented by the learning management system is, we believe, key to our recent revenue growth and future success.

Second, in April 2003, we acquired a library of custom-designed integrity-based courses and other assets from Working Values Group Ltd., a company that specialized in building custom-designed learning solutions for the general corporate community using traditional and alternative instructional techniques. As part of the transaction, we also hired the development team from Working Values Group. With the increased focus on corporate governance and ethics and the passage of the Sarbanes-Oxley Act of 2002 along with new rules and regulations adopted by the national stock exchanges and markets, we believe that there is a significant growth opportunity in supplying training that addresses corporate culture as a significant risk factor.

The aggregate purchase price for the Pro2Net and Working Values assets was $1.1 million in cash, stock (based on the value at the time of the acquisition) and assumption of liabilities. In comparison, the sellers of these assets had collectively raised more than $30 million to develop these assets and fund their operations.

We measure our operations using both financial and other metrics. The financial metrics include revenues, gross margins, operating expenses and income from continuing operations. Other key metrics include (i) revenues by sales source, i.e., accounting/finance, engineering, Working Values and video production and e-commerce, (ii) online sales, (iii) cash flows and (iv) EBITDA.

Some of the most significant trends affecting our business are the following:

- The increasing recognition by professionals and corporations that they must continually improve their skills and those of their employees in order to remain competitive.
- The plethora of new laws and regulations affecting the conduct of business and the relationship between a corporation and its employees.
- The increased competition in today's economy for skilled employees and the recognition that effective training can be used to recruit and train employees.
- The development and acceptance of the Internet as a delivery channel for the types of products and services we offer.

In 2004 we successfully completed our initial public offering. We intend to use the $6 million net proceeds from the offering and our publicly traded common stock to execute our growth strategy, which contemplates acquiring other companies that provide learning solutions or their assets. We intend to focus on acquisitions that will allow us to increase the breadth and depth of our current product offerings, including the general corporate market for compliance, governance and ethics. We will also consider acquisitions that will give us access to new market segments such as insurance, health care and financial services. We prefer acquisitions that are accretive, as opposed to those that are dilutive, but ultimately the decision will be based on maximizing shareholder value rather than short-term profits. The size of the acquisitions will be determined, in part, by our size, the capital available to us and the liquidity and price of our stock. We may use debt to enhance or augment our ability to consummate larger transactions.

There are a number of factors that make our acquisition strategy viable. We believe that many of the companies currently providing learning solutions are small and under-capitalized. Also, our senior management team includes experienced mergers and acquisition executives who have demonstrated an ability to identify and acquire companies that have enhanced our product offerings and provided us with a platform for future growth. At the present time, we have no agreements or commitments for any acquisitions. We cannot assure you that we will successfully complete any acquisitions.

There are many risks involved with acquisitions. These risks include integrating the acquired business into our existing operations and corporate structure, retaining key employees and minimizing disruptions to our existing business. We cannot assure you that we will be able to identify appropriate acquisitions opportunities or negotiate reasonable terms or that any acquired business or assets will deliver the shareholder value that we anticipated at the outset.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements that have been prepared according to accounting principles generally accepted in the United States. In preparing these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We evaluate these estimates on an ongoing basis. We base these estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. We consider the following accounting policies to be the most important to the portrayal of our financial condition.

Revenues

Most of our revenue is in the form of subscription fees for one of our monthly accounting update programs or our course library. Other sources of revenue include direct sales of programs on a non-subscription basis, fees for various services, including Web design, software development, tape duplication, video production, video conversion, course design and development, ongoing maintenance of a SmartPros Professional Education Center, and licensing fees. Subscriptions are billed on an annual basis, payable in advance and deferred at the time of billing. Sales made over the Internet are by credit card only. Renewals are usually sent out 60 days before the subscription period ends. Larger transactions are usually dealt with by contract, the financial terms of which depend on the services being provided. Contracts for development and production services typically provide for a significant upfront payment and a series of payments based on deliverables specifically identified in the contract.

Revenues from subscription services are recognized as earned; deferred at the time of billing or payment and amortized into revenue on a monthly basis over the term of the subscription. Engineering products are non-subscription based and revenue is recognized upon shipment of the product or, in the case of online sales, payment. Revenues from non-subscription services provided to customers, such as Web site design, video production, consulting services and custom projects are generally recognized on a proportional performance basis where sufficient information relating to project status and other supporting documentation is available. The contracts may have different billing arrangements resulting in either unbilled or deferred revenue. We usually obtain either a signed agreement or purchase orders from our non-subscription customers outlining the terms and conditions of the sale or service to be provided. Otherwise, these services are recognized as revenues after completion and delivery to the customer. Duplication and related services are generally recognized upon shipment or, if later, when our obligations are complete and realization of receivable amounts is assured. Working Values recognizes revenue on a proportional performance basis.

Equipment and leasehold improvements

Fixed, tangible assets are carried at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives, which range from three years for course content to 10 years for customer lists. Leasehold improvements are amortized over the lesser of their estimated lives or the life of the lease. Major expenditures for renewals and improvements are capitalized and amortized over their useful lives.

Impairment of long-lived assets

We review long-lived assets and certain intangible assets annually for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered.

Stock-based compensation

We have adopted the disclosure-only requirements of SFAS No. 123. As a result, no compensation costs are recognized for stock options granted to employees. Options and warrants granted to non-employees are recorded as an expense at the date of grant based on the then estimated fair value of the security in question.

RESULTS OF OPERATIONS

Comparison of the years ended December 31, 2004 and 2003

We experienced a significant improvement in operating performance in 2004 as compared to 2003. The following table compares our statement of operations data for the years ended December 31, 2003 and 2004. The trends suggested by this table may not he indicative of future operating results, which will depend on various factors including the relative mix of products sold (accounting/finance, engineering or corporate training) and the method of sale (video or online).

Years ended	December 31, 2003		**December 31, 2004**		
	Amount	Percentage	Amount	Percentage	Change
(all dollar amounts are in thousands)					
Net revenues	$ 8,580	100.0%	**$10,151**	**100.0%**	18.3%
Cost of revenues	3,484	40.6%	**4,003**	**39.4%**	14.9%
Gross profit	5,096	59.4%	**6,148**	**60.6%**	20.6%
Selling, general and administrative	4,663	54.3%	**4,693**	**46.2%**	0.6%
Depreciation and amortization	676	7.9%	**716**	**7.1%**	5.9%
Total operating expenses	5,339	62.2%	**5,409**	**53.3%**	1.3%
Operating income (loss)	(243)	(2.8)%	**739**	**7.3%**	(404.4)%
Other (expense), net	(72)	(0.9)%	**(28)**	**(0.3)%**	(61.1)%
Net income (loss)	$ (315)	(3.7)%	**$ 711**	**7.0%**	(326.0)%

Net revenues

Net revenues for 2004 increased 18.3% compared to net revenues for 2003. Online sales continue to be an important factor contributing to our overall revenue growth, a trend that began in 2003. In 2004, net revenues from online sales of subscription-based products and other sales accounted for approximately $2.6 million, or 26%, of our net revenues. In 2003, online sales accounted for $1.8 million, or 21%, of our net revenues.

Net revenues from sales of our accounting/finance products grew in both absolute terms and as a percentage of total revenues. In 2004, net revenues from our accounting/finance and related products were $6.7 million compared to $6.2 million in 2003. This increase was due in part to a subscription price increase that went into effect on January 1, 2004 and to an increased level of sales. For 2004, net revenues from accounting/ finance products include subscription-based revenue of $6.1 million and direct sales of course material on a non-subscription basis, net revenues from custom work and advertising of $600,000. For 2003, subscription-based revenue was $5.5 million and direct sales of course material on a non-subscription basis, custom work and advertising was $657,000.

Net revenues from sales of our engineering products, which are not subscription-based products, were $509,000 in 2004 compared to $381,000 in 2003. This increase is primarily attributable to a growth in sales of our licensing preparation and project management courses.

Net revenues from video production and duplication and consulting and e-commerce services for 2004 were $1.6 million compared to $1.8 million for 2003, continuing a trend that began in 2003. This decline is primarily attributable to a number of factors, including a company policy that revenue is credited to the originating department regardless of the type of service that is performed. For example, a contract to convert videotapes to digital format is credited to the accounting department if that is where the sale originated, even if the technology group performed all the services necessary to fulfill the terms of that contract. Other factors contributing to the decline in this revenue include:

- the general decline in the videotape industry reflecting the popularity of digital formats such as CD-ROM and DVD;
- the maturity of the Web; and
- increased competition for Web design services.

Despite the decline in revenues, our video and technology departments continue to operate at full capacity producing videotapes and Web-enabled programs for our accounting and engineering departments. At this time we cannot predict whether the trend of declining revenues from these departments will continue.

Net revenues from our Working Values division increased from $185,000 in 2003 to $1,270,000 in 2004, an increase of 586%. This increase was primarily due to consulting jobs for a number of large multi-national companies.

Cost of revenues

Cost of revenues includes production costs – i.e., the salaries, benefits and other costs related to personnel, whether our employees or independent contractors, who are used directly in production, including producing our educational programs; royalties paid to third parties; the cost of materials, such as videotape and packaging supplies; and shipping costs. Compared to 2003, cost of revenues in 2004 increased by $519,000 but decreased as a percent of net revenues. The increase was primarily attributable to the cost of sub-contracted labor related to a large Working Values project and an increase in personnel costs in the technology department.

There are many different types of expenses that are characterized as production costs and many of them vary from period to period depending on many factors. The expenses that showed the greatest variations from 2003 to 2004 and the reasons for those variations were as follows:

- **Outside labor and direct production costs.** Outside labor includes the cost of hiring actors and production personnel such as directors, producers and cameramen and the out-sourcing of non-video technology. The cost of actors increased minimally while the cost of video production personnel increased by $50,000 and the cost of technology personnel increased by $340,000. Direct production costs, which are costs relating to producing videos other than labor costs, such as the cost of renting equipment and locations, decreased $121,000. These variations are related to the type of video production projects and do not reflect any trends in our business.
- **Salaries.** Overall, payroll and related costs attributable to production personnel increased by $190,000. The increase was primarily attributable to Working Values, $90,000, and our technology group, $155,000. On the other hand, compensation expense in our video production/duplication personnel decreased by $55,000. This decrease is primarily attributable to the fact that the head of our video production/duplication department resigned in October 2003.
- **Travel and entertainment; Shipping.** Travel and entertainment expenses increased by $18,000 primarily related to Working Values projects. By controlling costs and the way in which we ship our products there was no material change in shipping costs.

As our business grows we may be required to hire additional production personnel, increasing our cost of revenues.

Royalty expense decreased in 2004 as compared to 2003 for a number of reasons. First, we terminated one of our royalty agreements in late 2003 with a reseller of our CPA exam review course. Second, royalty payments to two other partners decreased because sales through these partners decreased. Third, we renegotiated our rates with one of our strategic partners, resulting in a total savings of approximately $26,000. Ultimately, the savings we realize under these new agreements will depend on the volume of sales. Assuming the same level of sales in 2005 as in 2004, our royalty payments under these agreements will be constant. However, if volume increases or if we enter into new agreements or modify existing agreements, the actual royalty payments in 2005 under these agreements may be either higher or lower than they were in 2004.

General and administrative expenses

General and administrative expenses include normal corporate overhead such as compensation and benefits for administrative, sales and marketing and finance personnel, rent, insurance, professional fees, travel and entertainment and office expenses. While general and administrative expenses in 2004 were slightly higher than they were in 2003, as a percentage of net revenues they decreased significantly. General and administrative expenses for Working Values were significantly higher in 2004 than they were in 2003 because Working Values only had nine months of operations in 2003. In particular, Working Values' sales costs were much higher in 2004 than they were in 2003. These increases were offset by company-wide reductions in our telecommunication and other expenses. In particular, legal expenses in 2004 were lower than they were in 2003 because in the earlier year we incurred a one time legal expense of approximately $150,000. We anticipate that general and administrative expenses will increase in 2005 as a result of increased accounting, legal and insurance costs attributable to the fact that we are now a public company.

Depreciation and amortization

Depreciation and amortization expenses were higher in 2004 than they were in 2003, although as a percentage of net revenues they decreased. The increase is attributable to the fact that in 2003 we acquired $368,000 of depreciable and amortizable assets, including the assets acquired by Working Values, that we began to fully amortize in 2004. We have also begun to fully amortize the capitalized costs related to the Sarbanes-Oxley toolkit product developed in 2003. We expect our depreciation and amortization expenses on our current assets to decrease in 2005 as many of our older assets are either fully or almost fully depreciated.

Income/Loss from operations

For 2004 net income from operations was $739,000 compared to a $243,000 loss from operations in 2003. This is primarily attributable to our ability to increase net revenues without significantly increasing the cost of revenues and our operating expenses.

Other expenses

Other income and expense items consist of interest paid on indebtedness and interest earned on deposits. The decrease in our net interest expense is due primarily to our ability to pay down debt. As of the end of 2004 we have repaid all of our outstanding indebtedness, other than capital lease obligations, with the proceeds from our initial public offering. Also, we had more cash on hand at the end of the year as a result of the public offering.

Net income and loss

For 2004, we recorded a net profit of $711,000 compared to a net loss of $315,000 for 2003. The change from a net loss to a net profit is attributable to increased revenue and our continuing efforts to reduce our costs and expenses.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

Historically, we have financed our working capital requirements through internally generated funds, sales of equity and debt securities and proceeds from short-term bank borrowings. In October 2004 we consummated an initial public offering of our common stock. The net proceeds to us from the offering were approximately $6.0 million.

Our working capital as of December 31, 2004 was approximately $3.4 million compared to a $3.6 million working capital deficit as of December 31, 2003. The increase is attributable to the proceeds from our public offering. Our current ratio at December 31, 2004 and December 31, 2003 was 1.75 to 1 and .27 to 1, respectively. The current ratio is derived by dividing current assets by current liabilities and is a measure used by lending sources to assess our ability to repay short-term liabilities. The largest component of our current liabilities, $3.7 million at December 31, 2004 and $3.4 million at December 31, 2003, is deferred revenue, which is revenue collected or billed but not yet earned under the principles of revenue recognition. Most of this revenue is in the form of subscription fees and will be earned over the next 12 months. The cost of fulfilling our monthly subscription obligation does not exceed this revenue and is booked to expense as incurred. For some of our products, there are no additional costs, other than shipping costs, required to complete this obligation as the material is already in our library.

For the year ended December 31, 2004, net cash generated by operating activities was approximately $1.1 million and we had a net increase in cash and investments in available-for-sale securities of $6.2 million, most of which was attributable to the public offering. The primary components of our operating cash flows are our net income adjusted for non-cash expenses, such as depreciation and amortization, and the changes in accounts receivable, accounts payable and deferred revenues.

Capital expenditures for the year ended December 31, 2004 were approximately $119,000, of which $115,000 consisted of equipment purchases and $4,000 in intangible assets. Although we are constantly upgrading our technology, we do not anticipate any significant increase in capital expenditures relating to equipment purchases over the next 12 months.

For the year ended December 31, 2004 we made debt principal payments of approximately $824,000. We used $491,000 from the proceeds of our initial public offering to fully repay the outstanding balances on all of our existing indebtedness other than capital leases. At year-end, our total indebtedness for borrowed money, including capital lease financings, was approximately $120,000, which consisted of the following:

- **Equipment Leasing.** At December 31, 2004, the balance on all existing equipment leases was $97,000. In 2003 we leased $118,000 of new computer and video equipment, through IDB Leasing. One lease has a 48-month term, an imputed interest rate of 7.0% and monthly payments of $2,055. The second lease has a 36-month term, an imputed interest rate of 7.5% and monthly payments of $996. In January 2004 we entered into an additional capital lease obligation of $10,000 with IDB Leasing. This lease has a term of 36 months and an imputed interest rate of 6.05%. The total amount due IDB Leasing at year-end was $81,000. In addition, we have outstanding balances on other equipment leases of approximately $16,000 at December 31, 2004.
- **Equipment Purchases.** At December 31, 2004, we had an outstanding balance of $23,000 on a loan relating to a vehicle we purchased in August 2004. The loan is for a term of 36 months, bears interest at 4.99% per annum and requires 35 monthly payments of $358 and a final payment of approximately $13,800 due in August 2007. The lender has agreed to repurchase the vehicle at our option for the amount of the final payment, less any applicable expenses, at the end of the term.

In addition to the foregoing, as of December 31, 2004 we had commitments under operating leases - principally the leases for executive offices in Hawthorne, New York and the Working Values executive offices in Sharon, Massachusetts aggregating $1.8 million through February 2010. In May 2004 we paid $92,000 in connection with our termination of a sublease in Irvine, California. Finally, in connection with our acquisition of the Working Values assets, the seller is entitled to receive up to $200,000 of additional consideration if Working Values attains specific performance objectives during the two-year period following the acquisition. At December 31, 2004 none of this contingent consideration had been accrued.

In the future, we may issue additional debt or equity securities to satisfy our cash needs. Any debt incurred or issued may be secured or unsecured, at a fixed or variable interest rates and may contain other terms and conditions that our board of directors deems prudent. Any sales of equity securities may be at or below current market prices. We cannot assure you that we will be successful in generating sufficient capital to adequately fund our liquidity needs.

Seasonality and Cyclicality

Historically, the fourth quarter has been our strongest in terms of revenue generation. This is due to the fact that most of our subscriptions follow the calendar year and renewals are mailed out 60 days before the end of the year. Also, for internal budgeting reasons, corporate clients tend to defer their decisions to the end of the year.

In general, since most of our business relates to continuing professional education and is non-discretionary, we do not believe that business cycles have a material impact on our financial performance. Adverse business conditions and developments, however, would negatively affect the performance of Working Values and the ability of our video production and consulting departments to generate revenues independently.

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," as revised, A Variable Interest Entity ("VIE") is an entity with insufficient equity investment or in which the equity investors lack some of the characteristics of a controlling financial interest. Pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses of the VIE must consolidate the VIE. The full adoption of FIN 46 in fiscal 2004 did not have a material effect on our financial position and results of operations.

In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation" ("SFAS No. 123(R)"). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this statement are effective for small business filers the first interim reporting period that begins after December 15, 2005.

In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151 "Inventory Costs." This statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" and removes the "so abnormal" criterion that under certain circumstances could have led to the capitalization of these items. SFAS No. 151 requires that idle facility expense, excess spoilage, double freight and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." SFAS 151 also requires that allocation of fixed production overhead expenses to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for all fiscal years beginning after June 15, 2005. Management does not believe there will be a significant impact as a result of adopting this statement.

On December 16, 2004, the FASB issued SFAS No. 153, "Exchange of Non-monetary Assets", an amendment of Accounting Principles Board ("APB") Opinion No. 29, which differed from the International Accounting Standards Board's ("IASB") method of accounting for exchanges of similar productive assets. Statement No. 153 replaces the exception from fair value measurement in APB No. 29, with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. The statement is to be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe that SFAS No. 153 will have a material impact on our results of operations or cash flows.

Consolidated Balance Sheet

	December 31, 2004
ASSETS	
Current Assets:	
Cash and cash equivalents	$ 1,756,991
Investment securities available-for-sale	5,000,000
Accounts receivable, net of allowance for doubtful accounts of $71,000	985,259
Prepaid expenses and other current assets	175,270
TOTAL CURRENT ASSETS	7,917,520
Property and Equipment, net	544,176
Goodwill	53,434
Other Intangibles, net	2,482,653
Other Assets, including restricted cash of $150,000	167,196
TOTAL ASSETS	$11,164,979
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Accounts payable	$ 358,867
Accrued expenses	373,993
Current portion of capital lease and equipment financing obligations	56,119
Deferred revenue	3,741,466
TOTAL CURRENT LIABILITIES	4,530,445
Long-Term Liabilities:	
Capital lease and equipment financing obligations	64,020
Other liabilities	164,907
TOTAL LONG-TERM LIABILITIES	228,927
COMMITMENTS AND CONTINGENCIES	
Stockholders' Equity:	
Convertible preferred stock, $.001 par value, authorized 1,000,000 shares, 0 shares issued and outstanding	—
Common stock, $.0001 par value, authorized 30,000,000 shares, 5,140,545 issued and 5,082,539 outstanding	514
Common stock in treasury, at cost – 58,006 shares	(220,000)
Additional paid-in-capital	16,407,495
Accumulated deficit	(9,454,902)
	6,733,107
Deferred Compensation	(127,500)
Note receivable from stockholder	(200,000)
TOTAL STOCKHOLDERS' EQUITY	6,405,607
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$11,164,979

See notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended	December 31, 2004	December 31, 2003
Net Revenues	$10,150,738	$8,579,989
Cost of Revenues	4,002,738	3,483,868
Gross Profit	6,148,000	5,096,121
OPERATING EXPENSES:		
Selling, general and administrative	4,692,748	4,662,432
Depreciation and amortization	716,378	676,382
	5,409,126	5,338,814
Operating Income (Loss)	738,874	(242,693)
Other Income (Expense):		
Interest income	37,802	16,841
Interest expense	(65,307)	(88,890)
	(27,505)	(72,049)
Provision for Income Taxes	—	—
Net Income (Loss)	$ 711,369	$ (314,742)
Net Income (Loss) Per Common Share:		
Basic net income (loss) per common share	$0.23	$(0.12)
Diluted net income (loss) per common share	$0.23	$(0.12)
Weighted Average Number of Shares Outstanding		
Basic	3,086,359	2,604,178
Diluted	3,119,322	2,604,178

See notes to consolidated financial statements.

Consolidated Statement of Stockholders' Equity (Deficiency) *(Years ended December 31, 2004 and 2003)*

	Common Stock		Preferred Stock		Additional Paid-in Capital	Accumulated Deficit	Deferred Compensation	Receivable from Stockholder	Treasury Stock	Total Stockholders' Equity (Deficiency)
	Shares	Amount	Shares	Amount						
Balance at, January 1, 2003	2,638,484	$264	14,979	$15	$10,213,459	$(9,851,529)	$ —	$(200,000)	$(148,000)	$ 14,209
Purchase of 30,037 Shares of Treasury Stock	—	—	—	—	—	—	—	—	(72,000)	(72,000)
Net Loss	—	—	—	—	—	(314,742)	—	—	—	(314,742)
Balance at, December 31, 2003	2,638,484	264	14,979	15	10,213,459	(10,166,271)	—	(200,000)	(220,000)	(372,533)
Conversion of Preferred Shares	619,522	62	(14,979)	(15)	(47)	—	—	—	—	—
Common Stock Issued Through Public Offering	1,800,000	180	—	—	6,024,091	—	—	—	—	6,024,271
Common Stock Issued for Services	42,539	4	—	—	(4)	—	—	—	—	—
Restricted Common Stock Granted to Officer	40,000	4	—	—	169,996	—	(170,000)	—	—	—
Amortization of Deferred Compensation	—	—	—	—	—	—	42,500	—	—	42,500
Net Income	—	—	—	—	—	711,369	—	—	—	711,369
Balance at, December 31, 2004	5,140,545	$514	—	$—	$16,407,495	$(9,454,902)	$(127,500)	$(200,000)	$(220,000)	$6,405,607

Consolidated Statements of Cash Flows

Years ended	December 31, 2004	December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 711,369	$ (314,742)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	716,378	676,382
Bad debts	6,532	—
Stock compensation	42,500	—
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets:		
Accounts receivable	(329,423)	221,559
Prepaid expenses and other current assets	(46,690)	(73,094)
Other assets	9,369	—
(Decrease) increase in operating liabilities:		
Accounts payable and accrued expenses	(350,080)	18,272
Deferred revenue	326,242	480,938
Other liabilities	18,558	(104,895)
Total adjustments	393,386	1,219,162
Net Cash Provided by Operating Activities	1,104,755	904,420
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in securities available-for-sale	(5,000,000)	—
Acquisition of property and equipment	(115,316)	(186,931)
Capitalized course costs	—	(181,316)
Cash paid for business acquisition	(3,500)	(104,950)
Net Cash Used in Investing Activities	(5,118,816)	(473,197)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable – treasury stock	(60,000)	(12,000)
Proceeds from issuance of long-term debt	23,582	97,813
Net proceeds from issuance of common stock	6,024,271	—
Payments on long-term debt	(683,003)	(276,664)
Payments under capital lease obligations	(80,791)	(56,322)
Net Cash Provided by (Used in) Financing Activities	5,224,059	(247,173)
Net Increase in Cash and Cash Equivalents	1,209,998	184,050
Cash and Cash Equivalents, beginning of year	546,993	362,943
Cash and Cash Equivalents, end of year	$1,756,991	$ 546,993
SUPPLEMENTAL DISCLOSURE:		
Cash paid for interest	$ 65,307	$ 88,869
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Common stock issued in exchange for note receivable	$ 170,000	$ —
Common stock repurchased in exchange for debt	$ —	$ 72,000
Equipment purchased under capital leases	$ 10,135	$ 120,619

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements *(Years ended December 31, 2004 and 2003)*

NOTE 1: DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SmartPros Ltd. ("SmartPros" or the "Company"), a Delaware Corporation, was organized in 1981 as Center for Video Education Inc. for the purpose of producing educational videos primarily directed to the accounting profession. SmartPros' primary products today are periodic video and Internet subscription services directed to corporate accountants and financial managers, accountants in public practice and CPA exam candidates. In addition, the Company also produces a series of continuing education courses directed to the engineering profession as well as a series of courses designed for candidates for the professional engineering exam. Finally, through its wholly owned subsidiary, Working Values, Ltd. ("Working Values"), the Company produces ethics, governance, and compliance programs for corporate clients. SmartPros also produces custom videos and rents out its studios. SmartPros is located in Hawthorne, New York, where it maintains its corporate offices, new media lab, video production studios and tape duplication facilities. While the Company's management monitors the revenue streams of its various products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's operations are considered by management to be aggregated in one reportable segment.

Basis of presentation

The consolidated financial statements of SmartPros include the accounts of SmartPros and its wholly owned subsidiary, Working Values, which was formed in 2003. All significant intercompany balances and transactions have been eliminated.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue from its subscription services as earned. Subscriptions are generally billed on an annual basis, deferred at the time of billing and amortized into revenue on a monthly basis over the term of the subscription, generally one year. Engineering products are non-subscription based and revenue is recognized upon shipment or, in the case of online sales, upon receipt of payment. Revenues from other non-subscription services, such as Web site design, video production, consulting services, and custom projects, are generally recognized on a proportional performance basis where sufficient information relating to project status and other supporting documentation is available. The contracts may have different billing arrangements resulting in either unbilled or deferred revenue. The Company obtains either signed agreements or purchase orders from its non-subscription customers outlining the terms and conditions of the products or services to be provided. Otherwise, revenues are recognized after completion and/or delivery of services to the customer. Duplication and related services are generally recognized upon shipment or, if later, when the Company's obligations are complete and realization of receivable amounts are assured.

Comprehensive income (loss)

Comprehensive income (loss) refers to revenue, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. At December 31, 2004 and 2003, there were no such adjustments required.

Cash and cash equivalents

All highly liquid instruments with an original maturity of three months or less are considered cash equivalents. From time to time, the Company invests a portion of its excess cash in money market accounts which are stated at cost and approximate market value.

Investments

The Company has established a policy to invest proceeds from its public offering in AAA-rated bonds with short-term maturities. The Company determines the appropriate classification of securities at the time of purchase and reassesses the appropriateness of the classification at each reporting date. At December 31, 2004, all marketable securities held by the Company have been classified as available-for-sale and, as a result, are stated at fair value. Unrealized gains and losses on available-for-sale securities are recorded as a separate component of stockholders' equity. Realized gains and losses on the sale of securities, as determined on a specific identification basis, are included in the consolidated statements of operations. For the years ended December 31, 2004 and 2003, the Company had no unrealized gains or losses on available-for-sale securities.

Concentration of credit risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments, and accounts receivable. No single customer represents a significant concentration of sales or receivables.

Accounts receivable

Accounts receivable are recorded at original invoice amount less an allowance that management believes will be adequate to absorb estimated losses on existing accounts receivable. The allowance is established through a provision for bad debts charged to expense. Accounts receivable are charged against the allowance for doubtful accounts when management believes that collectibility is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable, based on an evaluation of the collectibility of accounts receivable and prior bad debt experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the accounts receivable, overall accounts receivable quality, review of specific problem accounts receivable, and current economic conditions that may affect the customer's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Accounts receivable are generally considered to be past due if any portion of the receivable balance is outstanding for more than 90 days.

Inventories

Inventories are valued at the lower of cost or market on a first-in, first-out basis and consists primarily of videotape stock, unsold video courses and related materials. Inventories are included in prepaid expense and other current assets.

Shipping and handling costs

The Company has included freight-out as a component of cost of goods sold for the years ended December 31, 2004 and 2003.

Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from three to 10 years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the life of the lease. Expenditures for maintenance and repairs are charged to operations as incurred and major expenditures for renewals and improvements are capitalized and depreciated over their useful lives.

Long-lived assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes financial accounting and reporting standards for the impairment of long-lived assets and certain intangibles related to those assets to be held and used, and for long-lived assets and certain intangibles to be disposed of. SFAS No. 144 requires, among other things, that the Company reviews its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If this review indicates that the long-lived asset will not be recoverable, as determined based on the estimated undiscounted cash flows of the Company over the remaining amortization period, the carrying amount of the asset is reduced by the estimated shortfall of cash flows. The Company believes that none of the Company's long-lived assets were impaired.

Goodwill

Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identified intangible assets. Upon adopting new accounting guidance in 2002, the Company ceased amortizing all of its goodwill. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Intangible assets

Certain intangible assets are being amortized on a straight-line basis over their estimated useful lives, which vary between five and 19 years.

Capitalized course costs

Capitalized course costs include the direct cost of internally developing proprietary educational products and materials that have extended useful lives. Amortization of these capitalized course costs commences with the realization of course revenues. Other course costs incurred in connection with any of the monthly subscription products or custom work are charged to expense as incurred. At December 31, 2004, the Company capitalized the cost of its Sarbanes-Oxley toolkit in the amount of $181,316. At December 31, 2004, the Company has included these capitalized course costs in intangible assets, net of accumulated amortization of $60,014. The capitalized course costs are being amortized over a period of three years.

Deferred revenue

Deferred revenue related to subscription services represents the portion of unearned subscription revenue, which is amortized on a monthly, straight-line basis, as earned. Deferred revenue related to Web site design and video production services represents that portion of amounts billed by the Company, or cash collected by the Company, for which services have not yet been provided or earned in accordance with the Company's revenue recognition policy.

Income taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax laws. Changes in enacted tax rates and laws are reflected in the financial statements in the periods they occur.

Net Income (loss) per share

Basic net income (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of stock options and warrants. For the year ended December 31, 2003, common stock equivalent shares of 1,007,254 are excluded from the computation because the effect of their inclusion would be anti-dilutive. For the year ended December 31, 2004, 32,963 shares were included in the computation.

The reconciliation for the years ended December 31, 2004 and 2003 is as follows:

Years Ended December 31,	2004	2003
Weighted Average Number of Shares Outstanding	3,086,359	2,604,178
Effect of Dilutive Securities, common stock equivalents	32,963	—
Weighted Average Number of Shares Outstanding, used for computing diluted earnings per share	3,119,322	2,604,178

Stock-based compensation

Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

The following table illustrates the effect on net income (loss) per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation":

Years Ended December 31,	2004	2003
Net Income (Loss), as reported	$711,369	$(314,742)
Deduct Stock-Based Compensation Expense Determined Under Fair Value-Based Method	(165,362)	(184,524)
Pro Forma Net Income (Loss)	$546,007	$(499,266)
Basic Income (Loss) Per Share, as reported	.23	(.12)
Basic Income (Loss) Per Share, pro forma	.18	(.19)
Diluted Income (Loss) Per Share, as reported	.23	(.12)
Diluted Income (Loss) Per Share, pro forma	.18	(.19)

The fair value of options granted in 2004 and 2003 was estimated on the date of grant using the Black-Scholes Option Pricing model with an average assumed risk-free interest rate of 4.0%, an average expected life of 10 years, an expected volatility of close to zero and the assumption that no dividends will be paid. The weighted average fair value per option of options granted during 2004 and 2003 was $1.40 and $1.74, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

New accounting pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," as revised in December 2003. A Variable Interest Entity ("VIE") is an entity with insufficient equity investment or in which the equity investors lack some of the characteristics of a controlling financial interest. Pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses of the VIE must consolidate the VIE. The full adoption of FIN 46 in fiscal 2004 did not have a material effect on the Company's financial position and results of operations.

In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation" ("SFAS No. 123(R)"). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this statement are effective for small business filers the first interim reporting period that begins after December 15, 2005.

In November 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 151 "Inventory Costs." This statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" and removes the "so abnormal" criterion that under certain circumstances could have led to the capitalization of these items. SFAS No. 151 requires that idle facility expense, excess spoilage, double freight and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." SFAS 151 also requires that allocation of fixed production overhead expenses to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for all fiscal years beginning after June 15, 2005. Management does not believe there will be a significant impact as a result of adopting this statement.

On December 16, 2004, the FASB issued SFAS No. 153, "Exchange of Non-monetary Assets", an amendment of Accounting Principles Board ("APB") Opinion No. 29, which differed from the International Accounting Standards Board's ("IASB") method of accounting for exchanges of similar productive assets. Statement No. 153 replaces the exception from fair value measurement in APB No. 29, with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. The statement is to be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that SFAS No. 153 will have a material impact on its results of operations or cash flows.

Advertising

Advertising is expensed as incurred and was approximately $42,000 and $39,000 for the years ended December 31, 2004 and 2003, respectively.

NOTE 2: ACQUISITIONS

In April 2003, the Company, through its newly-formed, wholly owned subsidiary, Working Values, acquired course content and intangible assets from The Working Values Group Ltd. (a Massachusetts corporation). The results of operations for Working Values are included herein beginning from the acquisition date of April 1, 2003. The purchase price for the acquired assets was $104,950. As part of the purchase price, the seller is entitled to receive up to $200,000 as additional consideration based on achieving certain net profits through April 2005. At December 31, 2004, no contingent consideration had been paid or accrued.

NOTE 3: PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

Years Ended December 31,	2004
Furniture, Fixtures and Equipment	$3,089,475
Leasehold Improvements	182,549
	3,272,024
Less Accumulated Depreciation	2,727,848
	$ 544,176

Depreciation expense for the years ended December 31, 2004 and 2003 were approximately $334,000 and $361,000, respectively. At December 31, 2004, property and equipment included assets that were acquired under capitalized leases of approximately $402,000 and accumulated depreciation of approximately $392,000.

NOTE 4: GOODWILL AND INTANGIBLE ASSETS

The components of intangible assets are as follows:

			2004
	Cost	Accumulated Amortization	Carrying Value
Wiley CPA Exam Review Course	$ 102,516	$ 102,516	$ —
Sarbanes-Oxley Toolkit	181,316	60,014	121,302
Evergreen Client List	3,500	350	3,150
Engineering Courses	2,766,837	1,806,576	960,261
Rights to CPA Report ("CPAR")	1,700,000	935,014	764,986
P2N:			
Trade names	200,000	20,000	180,000
Courses	200,000	70,000	130,000
Technology documentation	150,000	90,000	60,000
Customer database	100,000	35,000	65,000
Other	187,504	78,000	109,504
Total P2N	837,504	293,000	544,504
Working Values:			
Course content	50,000	8,700	41,300
Trademarks	10,000	—	10,000
Client list, domain names and other	44,950	7,800	37,150
	104,950	16,500	88,450
	$5,696,623	$3,213,970	$2,482,653

The aggregate amortization expense for the years ended December 31, 2004 and 2003 was approximately $382,000 and $316,000, respectively.

Estimated amortization expense for the five years subsequent to December 31, 2004 is as follows:

Years Ending December 31,	
2005	$382,000
2006	382,000
2007	321,000
2008	321,000
2009	236,000

In November 2002, the Company issued 22,100 shares of common stock valued at $53,434 to two former owners of Deerfield Video Productions, Inc. as additional consideration pursuant to the merger agreement signed in 1999. The shares were valued based upon recent financings by the Company. This contingent consideration was charged to goodwill.

The following table presents the changes in the carrying amount of goodwill and other intangibles during the year ended December 31, 2004:

	Goodwill	Other Intangibles
Balance, January 1, 2003	$53,434	$2,890,153
Amortization Expense	—	(315,600)
Goodwill and Intangibles Acquired	—	104,950
Balance, December 31, 2003	53,434	2,679,503
Amortization Expense	—	(381,668)
Goodwill and Intangibles Acquired	—	184,818
Balance, December 31, 2004	**$53,434**	**$2,482,653**

NOTE 5: CAPITAL LEASE AND EQUIPMENT FINANCING OBLIGATIONS

In August 2004, the Company financed the purchase of a van with a 36-month loan requiring monthly payments of $358 and a balloon payment of $13,864. Interest on the loan is 4.99% per annum. The holder of the loan has guaranteed to repurchase the van at the end of the loan for $13,864, less any additional charges.

The Company is obligated under capital leases for the acquisition of office and video production equipment. The interest rates on these leases vary between 6.8% and 16.3% per annum. The minimum annual payments and present values of these payments as of December 31, 2004 are as follows:

2005	$ 62,473
2006	40,863
2007	26,649
	129,985
Less Amount Representing Interest	9,846
	120,139
Less Current Portion	56,119
	$ 64,020

NOTE 6: INCOME TAXES

At December 31, 2004, the Company has net deferred tax assets of approximately $3,700,000, primarily resulting from the future tax benefit of net operating loss carryforwards. Such net deferred tax assets are fully offset by valuation allowances because of the uncertainty as to their future realizability. The net valuation allowance decreased by approximately $320,000 for the year ended December 31, 2004. Realization of deferred tax assets depends on sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. At December 31, 2004, the Company has net operating loss carryforwards available to offset future taxable income of approximately $8,900,000 which expire through 2023.

The components of income tax expense for the years ended December 31, 2004 and 2003 consist of the following:

	2004	2003
Current Income Tax Expenses:		
Federal	$ —	$ —
State	—	—
Current Tax Expense	$ —	$ —
Deferred Tax Expense (Benefit) Arising from:		
Excess of financial over tax accounting depreciation	$ (80,000)	$(150,000)
Net operating loss carryforwards	400,000	(120,000)
Valuation allowance	(320,000)	270,000
Net Deferred Tax Expense	$ —	$ —

Deferred income tax expense results primarily from the reversal of temporary timing differences between tax and financial statement income.

A reconciliation of income tax expense at the federal statutory rate to income tax expense at the Company's effective rate is as follows:

	2004	2003
U.S. Federal Statutory Income Tax Rate	34.0%	34.0%
State Income Tax, net of federal benefits	7.5%	7.5%
Valuation Allowance	(41.5)%	(41.5)%
Income Tax Expense	—%	—%

The temporary differences, tax credits and carryforwards gave rise to the following deferred tax asset at December 31, 2004:

Depreciation and Amortization	$ 105,000
NOL Carryforward	3,738,000
Valuation Allowance	(3,843,000)
	$ —

NOTE 7: CONVERTIBLE PREFERRED STOCK

From November 2001 through March 2002, the Company sold an aggregate of 14,979 shares of its Series A Convertible Preferred Stock (the "Convertible Preferred Stock"). In October 2004, the Convertible Preferred Stock automatically converted into 619,522 shares of Common Stock immediately before the closing of the initial public offering (see Note 8).

The Company sold 2,000 shares of its Convertible Preferred Stock to its president. The entire purchase price for those shares, $200,000, was evidenced by a promissory note from the purchaser. The entire principal balance of the note and all accrued interest, calculated at 5.5% per annum, is due and payable on February 14, 2007. The note is collateralized by 124,079 shares of Common Stock owned by the president of the Company.

NOTE 8: STOCKHOLDERS' EQUITY

In October 2004, the Company sold 600,000 units in an underwritten initial public offering. Each unit included three shares of the Company's common stock, par value $0.0001 per share (the "Common Stock") and one and one-half common stock purchase warrants (each a "Warrant" and collectively the "Warrants"). Each Warrant entitles the holder thereof to purchase one share of Common Stock from the Company exercisable at a price of $7.125 per share at any time during the five-year period ending on October 19, 2009. The Company has the right to call the Warrants, at a price of $0.25 per warrant, at any time after April 19, 2005 on 30 days notice to the holders provided that the closing price for the Common Stock, as reported on the principal exchange on which it trades, for any five consecutive trading days has equaled or exceeded $9.50 per share. The initial public offering price of the units was $12.75 per unit, resulting in gross proceeds of $7,650,000. The net proceeds to the Company, after deducting all cash expenses incurred in connection with the offering and underwriter commissions, was $6,000,000. In addition, the Company issued 42,539 shares of Common Stock and 21,270 Warrants to its attorneys in connection with the offering and a warrant to the underwriter (the "Underwriter's Warrant") entitling the underwriter to purchase 60,000 units (180,000 shares of Common Stock and 90,000 Warrants) at a price equal to $15.30 per unit at any time from April 17, 2005 through October 19, 2009.

On September 10, 2004, the Company filed an amendment to its Certificate of Incorporation, affecting a reverse stock split in which each share of the Company's outstanding Common Stock was converted into 0.5169925 new shares of Common Stock. As a result of the reverse stock split, $246 was transferred from Common Stock to Additional Paid-in Capital. Total shares outstanding decreased by 2,465,041 as a result of the reverse stock split. All references to numbers of common shares and per share information give retroactive effect to the reverse stock split.

In August 2004, the Board authorized the issuance of 40,000 shares of restricted Common Stock to the Company's chief executive officer. Under the terms of the Restricted Stock Agreement, 10,000 shares of Common Stock vested when the Company's initial public offering was effective (October 19, 2004) and 10,000 shares will vest on each of October 19, 2005, 2006, and 2007, provided that the chief executive officer has not voluntarily resigned from or been terminated for cause by the Company prior to any of the vesting dates. The chief executive officer has full voting and dividend rights with respect to all of the shares.

In April 2004, the Company's authorization for Common Stock was increased to 30,000,000 shares and the number of shares reserved under the 1999 Stock Option Plan was increased to 882,319.

In October 2003, the Company entered into an agreement to purchase 30,037 shares of its Common Stock from a former employee for $72,000 to be paid in 12 equal monthly installments of $6,000. The purchase was completed in October 2004 and the shares were placed into treasury.

In November 2002, the Company issued 22,100 shares of Common Stock valued at $53,434 to two former owners of Deerfield Video Productions, Inc. ("Deerfield"), which the Company acquired in 1999 by merger. This issuance pursuant to the agreement, was treated as additional consideration for the purchase of Deerfield and was charged to goodwill.

In 2001, the Company issued warrants to purchase up to 10,084 shares of Common Stock at $24.00 per share. The warrants may be exercised at any time through March 2005. The warrants' fair value at the time of issuance was de minimus.

At December 31, 2004, warrants covering 1,201,353 shares of Common Stock were outstanding, which include the shares of Common Stock underlying the warrants, the Underwriter's Warrant and the warrants described in the preceding paragraph.

NOTE 9: STOCK OPTION PLAN

The Company's 1999 Stock Option Plan (the "Plan"), as amended, provides for the grant of incentive or non-qualified stock options and restricted stock awards for the purchase of up to 882,319 shares of Common Stock to employees, directors and consultants. Prior to the Company's initial public offering the Plan was administered by the Board of Directors. Since the initial public offering the Plan is being administered by the Compensation Committee established by the Board of Directors of the Company. The administrator of the Plan determines the terms of options, including the exercise price, expiration date, number of shares and vesting provisions. In 2003, the Company granted 31,019 options at an exercise price of $5.32. During 2003, 35,396 options were surrendered by former employees. In 2004, subsequent to the initial public offering, the Company granted 22,925 options at an exercise price of $4.27 to employees. During 2004, 10,857 options were surrendered by employees who either resigned from or were terminated by the Company. At December 31, 2004, options covering 389,509 shares of common stock were outstanding and 492,810 shares of common stock remain available for future grants under the Plan.

A summary of all stock option activity for the years ended December 31, 2004 and 2003 is as follows:

	Number of Options	Exercise Price	Weighted Average Value
Outstanding, December 31, 2002	381,818	$2.15 – $32.13	$4.75
Options Granted	31,019	$5.32	5.32
Options Cancelled	(35,396)	$2.15 – $5.32	5.13
Outstanding, December 31, 2003	377,441	$2.15 – $32.13	4.75
Options Granted	22,925	$4.27	4.27
Options Cancelled	(10,857)	$5.32	5.32
Outstanding, December 31, 2004	**389,509**	**$2.15 – $32.13**	**$4.72**
Exercisable, December 31, 2004	**343,237**	**$2.15 – $32.13**	**$4.69**

Options Outstanding				Options Exercisable	
Exercise Price	Number Outstanding	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (Years)
$ 2.15	54,295	4.5	$ 2.15	54,295	4.5
$ 2.41	25,850	5.1	$ 2.41	25,850	5.1
$ 4.27	22,925	9.8	$ 4.27	5,733	9.8
$ 5.32	283,355	6.6	$ 5.32	254,275	6.6
$ 8.32	77	5.1	$ 8.32	773	5.1
$16.44	692	0.7	$16.44	692	0.7
$21.41	1,245	4.5	$21.41	1,245	4.5
$32.13	374	4.5	$32.13	374	4.5
	389,509	6.3	$ 4.72	343,237	6.3

NOTE 10: COMMITMENTS AND CONTINGENCIES

The Company leases office space and production and warehouse facilities in Hawthorne, New York and Sharon, Massachusetts. Future minimum lease payments are as follows:

Years Ending December 31,	
2005	$ 338,100
2006	361,200
2007	357,000
2008	357,000
2009	357,000
Thereafter	59,500
	$1,829,800

Deferred rent credit of approximately $165,000 is included in other long-term liabilities in the accompanying balance sheet results from rent reductions provided for at the inception of the Hawthorne, New York lease. Rent expense is recorded on a straight-line basis over the lease term. Rent expense for the years ended December 31, 2004 and 2003 was approximately $366,000 and $331,000, respectively.

The Company arranged for a $150,000 letter of credit representing a security deposit for the Hawthorne, New York lease. The Company has pledged a $150,000 certificate of deposit to the bank issuing the letter of credit as collateral for the letter of credit and the restricted cash account is included in other assets.

Employment agreements

The Company has employment agreements with its chief executive officer, its president, its senior vice president and the president of Working Values. The employment agreement with the Company's chief executive officer was signed in May 2004 and is for a term of three years. The agreement renews automatically for a new three-year term at the end of the first year of each three-year term unless either party gives notice of their intent not to renew before the end of the first year of each three-year term. The other employment agreements were executed in April 2003 and expire in April 2006. Each employment agreement provides for specified annual base salaries, subject to increases at the discretion of the Company's Board of Directors. Pursuant to the agreements, if the Company terminates any executive's employment without cause, or if an executive terminates his employment for good reason, the executive is entitled to receive certain severance benefits. The employment agreement with the president of Working Values provides for performance and other bonuses if the Company reaches certain income levels. To date, no amounts have been paid or accrued in connection with this provision. At December 31, 2004, the aggregate commitment under all four employment agreements was approximately $810,000.

Litigation

The Company is a party to litigation arising in the normal course of its business operations. In the opinion of management, it is not anticipated that the settlement or resolution of any such matters will have a material adverse impact on the Company's financial condition, liquidity or results of operations.

NOTE 11: RESTRUCTURING CHARGE

The Company closed its California technology center in August 2001. At the time, the Company evaluated the costs to be incurred with respect to the closure of the facility to be $245,883. The Company subsequently sub-leased the space and in 2004 pursuant to the terms of the lease paid a $92,000 lease termination fee.

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS

The methods and assumptions used to estimate the fair value of the following classes of financial instruments were:

Current Assets and Current Liabilities: The carrying values of cash, investments securities available-for-sale, accounts receivables, payables and certain other short-term financial instruments approximate their fair value.

Capital Lease and Equipment Financing Obligations: The fair value of the Company's capital lease and equipment financing obligations, including the current portion, approximates fair value.

Report of Independent Registered Public Accounting Firms

To the Board of Directors
SmartPros Ltd. and Subsidiary

We have audited the accompanying consolidated balance sheet of SmartPros Ltd. and Subsidiary as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SmartPros Ltd. and Subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Holtz Rubenstein Reminick LLP

Melville, New York
February 28, 2005

To the Board of Directors
SmartPros Ltd. and Subsidiary

We have audited the accompanying consolidated statements of operations, stockholders' deficit and cash flows of SmartPros, Ltd. and Subsidiary for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of SmartPros Ltd. and Subsidiary's operations and their cash flows for the year then ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

New York, New York
March 12, 2004
(Except for the second paragraph of Note 8
as to which the date is September 10, 2004)

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

Directors, Officers and Corporate Information

BOARD OF DIRECTORS

John Gamba
Chairman of the Board

Allen S. Greene
Vice Chairman of the Board
Chief Executive Officer
SmartPros Ltd.

Dr. William K. Grollman
Director
President, SmartPros Ltd.

Jack Fingerhut
Director
President, SmartPros Ltd.
Accounting Division

Bruce Judson
Director

Martin H. Lager
Director

Joshua Weinreich
Director

CORPORATE OFFICERS & SENIOR MANAGEMENT

Allen S. Greene
Chief Executive Officer
Vice Chairman of the Board

Dr. William K. Grollman
President
Director

Jack Fingerhut
President, Accounting Division
Director

David Gebler
President, Working Values, Ltd.
Senior Vice President, SmartPros Ltd.

Stanley Wirtheim
Chief Financial Officer

Joseph Fish
Chief Technology Officer

Shane Gillispie
Vice President of Marketing
& eCommerce

Stephen Murtha
Vice President, Engineering Division

CORPORATE HEADQUARTERS

SmartPros Ltd.
12 Skyline Drive
Hawthorne, NY 10532
(914) 345-2620
www.smartpros.com

SUBSIDIARIES

Working Values, Ltd.
28 South Main Street
Sharon, MA 02067
(781) 784-2300
www.workingvalues.com

STOCK MARKET INFORMATION

The common stock of SmartPros Ltd. began trading publicly on the American Stock Exchange on October 19, 2004 under the symbol PED.

STOCK TRANSFER AGENT & REGISTRAR

American Stock Transfer
& Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
(800) 937-5449

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes and changes of ownership or name in which shares are held.

INDEPENDENT AUDITORS

Holtz Rubenstein Reminick LLP
125 Baylis Road
Melville, NY 11747

LEGAL COUNSEL

Morse, Zelnick, Rose & Lander LLP
405 Park Avenue
Suite 1401
New York, NY 10021



Hard work, inventive thinking and common sense... these traits represent SmartPros' finest assets.

ALLEN S. GREENE

Vice Chairman & CEO

SmartPros
Knowledge for Professionals

SmartPros Ltd.
12 Skyline Drive
Hawthorne, NY 10532

914.345.2620

info@smartpros.com


SmartPros
PED
AMERICAN
STOCK EXCHANGE
Equities Options ETFs
THE.AMEX.WELCOMES.SMARTPROS.LTD..PED.U

The common stock of SmartPros Ltd. began trading publicly on the American Stock Exchange on October 19, 2004 under the symbol **PED**.

www.smartpros.com